Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023234

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 01 May 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
MAY 09 2007
THOMSON
FINANCIAL

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 01 May 2007 Press release: Hypo Real Estate Bank International AG and Intesa Sanpaolo S.p.A. have jointly arranged a €726 million refinancing and development facility for Milano Santa Giulia Residenze S.r.l., a special purpose vehicle

dlw 5/7

	wholly controlled by Risanamento S.p.A.
(2) 02 May 2007	Press release: Hypo Real Estate Group with a new address in Munich – tenancy agreement signed for "Lehel Carré"

Press release

Hypo Real Estate Bank International AG and Intesa Sanpaolo S.p.A. have jointly arranged a €726 million refinancing and development facility for Milano Santa Giulia Residenze S.r.l., a special purpose vehicle wholly controlled by Risanamento S.p.A.

Munich/London, 1 May 2007: Hypo Real Estate Bank International AG - a member of Hypo Real Estate Group – and Intesa Sanpaolo S.P.A. announce today the provision of two financing facilities, totalling €726 million to Milano Santa Giulia Residenze S.r.l., a special purpose vehicle wholly controlled by Risanamento S.p.A., the one of the largest listed real estate company in Italy. The transaction completed on 2 March 2007.

The financing is for the purchase and development of a luxury residential complex, designed by Norman Foster, within the new Milano Santa Giulia - one of Europe's largest mixed use developments. The Luxury Residential Complex will offer 600 luxury residential units, built within a complex of 13 multi-storey buildings arranged around a large, private, landscaped space hosting an exclusive sports club for the residents.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "The transaction represents a great opportunity for Hypo Real Estate Bank International to establish a strong relationship with a key client in Italy. It also shows we are one of only a few institutions capable of providing a facility of this size and structure in the Italian real estate market".

- ENDS -

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press release

Hypo Real Estate Group with a new address in Munich – tenancy agreement signed for "Lehel Carré"

Munich, 2.5.2007: Hypo Real Estate Group is combining its locations in Munich and has therefore signed a tenancy agreement for the "Lehel Carré", a property owned by the Versicherungskammer Bayern. The building complex, located in the central Lehel district of Munich is currently being thoroughly refurbished, and will be ready for occupation starting in 2009. The building with a total rental space of more than 21,000 m² will offer board rooms, offices, and conference rooms for the approx. 600 Munich-based employees of the Group, who are currently working at five different locations in the city.

Lehel Carré – sophisticated architecture in a central location

Versicherungskammer Bayern is the owner and developer of the new Lehel Carré. The insurer is currently developing a modern office building between Sternstraße, Gewürzmühlstraße, Robert-Koch-Straße and Tattenbachstraße. The refurbishment programme includes reconstruction of part of the existing structure. In addition to pure offices, there will also be meeting and conference rooms as well as a staff restaurant and an underground parking facility for employees. The building complex has been designed by the Munich-based architects C + F (Dipl.-Ing. Wilfried Claus, Dipl.-Ing. Günter Forster). Completion is planned for the end of 2008. Hypo Real Estate Group anticipates to occupy the building by the end of March 2009.

Martina Peterhofen, Head of Group Corporate Office of Hypo Real Estate Group: "With the "Lehel Carré", we have found the perfect base for the Hypo Real Estate Group in Munich. In this central location, we will be able to offer state-of-the-art workplaces in a pleasant inner-city environment

Versicherungskammer Bayern
Presse- und Öffentlichkeitsarbeit
Maximilianstraße 53
80530 München

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

to our employees. The concentration of the various locations in Munich will facilitate our joint work."

Bernd Wegener, responsible for real estate management of the Versicherungskammer Bayern: "The quality of our building and the location is demonstrated by the fact that, with the Hypo Real Estate Group, we have been able to sign up a tenant for the Lehel Carré a long time before completion."

Hypo Real Estate Group

Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1,230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Versicherungskammer Bayern

The Versicherungskammer Bayern Group is the largest public-sector insurer in Germany and is one of the ten largest primary insurers in the country. In 2006, the group generated premium income of EUR 5.54 billion (provisional) and employed 6,368 persons. With its regional operating companies, the group is active in Bavaria, the Palatinate, the Saarland as well as in Berlin and Brandenburg. Together with the other public-sector insurers, it also operates health insurance on a nationwide basis. Versicherungskammer Bayern offers the entire range of insurance services for private customers and companies, for all types of institutions and for freelancers.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email: oliver.gruss@hyporealestate.com

Versicherungskammer Bayern
Claudia Scheerer
Telephone: +49 (0)89 2160 3050
Telefax: +49 (0)89 2160 3009
Email: claudia.scheerer@vkb.de